Exhibit 99.5

October 16, 2018

ACTION IS REQUIRED BY REGISTERED HOLDERS

OF THOMSON REUTERS COMMON SHARES

In order to provide returns to shareholders from our recently closed sale of a 55% interest in our Financial & Risk business, we have proposed a return of capital transaction consisting of:

•	a cash distribution of US$4.45 per common share, or approximately US$2.5 billion in the aggregate; and

•	a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution.

The proposed return of capital transaction requires shareholder approval and a special meeting of shareholders will be held on November 19, 2018 in Toronto. While the full details of the proposed transaction are described in the accompanying management proxy circular and other related materials, action is required by each registered shareholder in connection with the transaction.

Here’s what you must do:

Action	Send To	Deadline

If you hold share certificate(s), complete and sign the enclosed letter of transmittal and return it with your share certificate(s).

(No action is required if you hold shares through the direct registration system (DRS) of our transfer agent)

	Computershare Trust Company of Canada (using the addresses indicated on the enclosed forms)	We request that you return these as promptly as practicable and, if you opt out, they must be received no later than November 16, 2018 at 5:00 p.m. (Toronto time)

If you’re eligible to opt out of the transaction and decide to do so, complete and sign the enclosed opt-out election and certification form

(Certain shareholders who are taxable in a jurisdiction outside of Canada - including taxable U.S. resident shareholders and others - can opt out of the transaction)

November 16, 2018 at 5:00 p.m. (Toronto time)

Please note that the voting deadline for the meeting for registered shareholders is 5:00 p.m. (Toronto time) on November 15, 2018.

Questions? Need Help?

Please contact our Information Agent, D.F. King & Co., Inc.

Canada/U.S. Toll Free Phone:

1-800-330-5897

e-mail: tri@dfking.com

Outside Canada/U.S., call collect: 1-212-269-5550

This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and provisions in the accompanying management proxy circular and other related materials. Computershare Trust Company of Canada may require the delivery of other documents in connection with the transaction.